EXHIBIT 12.1
JPMORGAN CHASE & CO.
Computation of Ratio of Earnings to Fixed Charges

Nine months ended September 30, (in millions, except ratios)	2007
Excluding Interest on Deposits
Income before income taxes	$18,683

Fixed charges:
Interest expense	17,610
One-third of rents, net of income from subleases (a)	303

Total fixed charges	17,913

Less: Equity in undistributed income of affiliates	(121)

Income before income taxes and fixed charges, excluding capitalized interest	$36,475

Fixed charges, as above	$17,913

Ratio of earnings to fixed charges	2.04

Including Interest on Deposits
Fixed charges, as above	$17,913
Add: Interest on deposits	15,975

Total fixed charges and interest on deposits	$33,888

Income before income taxes and fixed charges, excluding capitalized interest, as above	$36,475
Add: Interest on deposits	15,975

Total income before income taxes, fixed charges and interest on deposits	$52,450

Ratio of earnings to fixed charges	1.55

(a)	The proportion deemed representative of the interest factor.